Exhibit 99.2

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025 and 2024

Presented in Canadian dollars

1

Notice to Reader: The accompanying unaudited interim condensed consolidated financial statements of Almonty Industries Inc. (“Almonty”) for the three and six months ended June 30, 2025 and 2024 and the notes thereto have not been reviewed by Almonty’s external auditors.

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements for Almonty Industries Inc. (“Almonty” and together with its subsidiaries, the “Company”) were prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the unaudited interim condensed consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2024.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods then ended presented by the unaudited interim condensed consolidated financial statements.

Almonty’s board of directors (the “Board of Directors”) is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The audit committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Lewis Black”	“Mark Gelmon”

Lewis Black	Mark Gelmon
Chairman, President & CEO	Chief Financial Officer

August 14, 2025
Toronto, Ontario

2

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		June 30,	December 31,
	Note	2025	2024
Assets
Current Assets
Cash		24,684	7,830
Trade receivables		3,563	2,927
Taxes recoverable		779	573
Inventories	4	7,614	6,738
Prepaid expenses and other current assets		3,947	2,508
Deferred financing costs	19	2,705	-
Total Current Assets		43,292	20,576

Mining assets	5	235,530	201,866
Tailings inventory	4	33,269	30,982
Deferred tax assets		2,538	2,364
Other assets		968	561
		272,305	235,773
Total Assets		315,597	256,349

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	34,849	29,146
Deferred revenue		78	74
Current portion of long-term debt	8	21,418	21,894
Total Current Liabilities		56,345	51,114

Warrant liabilities	10 & 11	50,699	5,154
Long-term debt	8	171,272	136,128
Restoration provision and other liabilities	9	26,806	24,866
Deferred tax liabilities		15	14
		248,792	166,162
Total Liabilities		305,137	217,276

Shareholders’ Equity
Share capital	10	191,093	146,516
Subscriptions received	10	-	103
Equity portion of convertible debentures		1,241	1,241
Contributed surplus		22,129	16,072
Accumulated other comprehensive income		9,049	(4,638)
Deficit		(213,052)	(120,221)
Total Shareholders’ Equity		10,460	39,073
Total Liabilities and Shareholders’ Equity		315,597	256,349

Nature of operations (Note 1)

Commitments and contingent liabilities (Note 17)

Subsequent Events (Note 19)

Signed on behalf of the Board of Directors:

/s/ Lewis Black	/s/ Mark Trachuk
Lewis Black	Mark Trachuk
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenues		7,192	7,938	15,100	15,762

Cost of sales
Production costs		7,581	6,169	14,169	12,834
Care and maintenance costs		284	264	564	527
Depreciation and amortization		271	294	559	584
		8,136	6,727	15,292	13,945
(Loss) income from mining operations		(944)	1,211	(192)	1,817

Expenses
General and administrative		4,088	1,533	7,494	3,008
Interest expense		1,122	1,128	2,328	2,551
Share-based compensation	10	6,773	543	7,624	935
Foreign exchange loss		314	394	1,414	1,297
		12,297	3,598	18,860	7,791
Loss before other expenses and income taxes		(13,241)	(2,387)	(19,052)	(5,974)

Other expenses
Loss (gain) on valuation of embedded derivative liabilities	8(c)	6,942	(79)	9,851	2
Loss (gain) on valuation of warrant liabilities	11	38,084	(515)	63,894	(406)
		45,026	(594)	73,745	(404)

Net loss before income taxes		(58,267)	(1,793)	(92,797)	(5,570)
Income tax recovery (expense)	12	58	-	(34)	(5)
Net loss for the period		(58,209)	(1,793)	(92,831)	(5,575)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit/loss
Unrealized gain (loss) on foreign currency translation		12,190	(5,704)	13,687	(9,225)
Comprehensive loss for the period		(46,019)	(7,497)	(79,144)	(14,800)

Loss per common share - basic and diluted		$(0.30)	$(0.01)	$(0.49)	$(0.03)

Weighted average number of shares outstanding - basic and diluted		192,149,806	170,137,345	188,201,887	166,168,676

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

Three and Six Months ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

	Note	Share Capital	Subscriptions Received	Equity Portion of Convertible Debentures	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Equity
Balance at December 31, 2023		127,359	-	1,241	12,302	11,529	(103,923)	48,508

Issuance of common shares and warrants for cash	10	4,514	-	-	650	-	-	5,164
Share issuance costs	10	(199)	-	-	-	-	-	(199)
Shares issued for settlement of debt	10	10,660	-	-	-	-	-	10,660
Share-based compensation	10	-	-	-	935	-	-	935
Net loss and comprehensive loss for the period		-	-	-	-	(9,225)	(5,575)	(14,800)
Balance at June 30, 2024		142,334	-	1,241	13,887	2,304	(109,498)	50,268

Issuance of common shares and warrants for cash	10	4,095	-	-	386	-	-	4,481
Share issuance costs	10	(90)	-	-	-	-	-	(90)
Shares issued for settlement of debt	10	(9,088)	-	-	-	-	-	(9,088)
Shares issued for conversion of debt	10	9,265	-	-	-	-	-	9,265
Subscriptions received	10	-	103	-	-	-	-	103
Share-based compensation	10	-	-	-	1,799	-	-	1,799
Net loss and comprehensive loss for the period		-	-	-	-	(6,942)	(10,723)	(17,665)
Balance at December 31, 2024		146,516	103	1,241	16,072	(4,638)	(120,221)	39,073

Issuance of common shares and warrants for cash	10	8,061	(103)	-	585	-	-	8,543
Share issuance costs	10	(772)	-	-	-	-	-	(772)
Shares issued on exercise of options	10	484	-	-	(377)	-	-	107
Shares issued on issuance of RSU’s	10	2,172	-	-	(1,725)	-	-	447
Shares issued on exercise of CDI options	10	32,327	-	-	-	-	-	32,327
Shares issued on exercise of warrants	10	297	-	-	(50)	-	-	247
Shares issued for settlement of debt	10	90	-	-	-	-	-	90
Shares issued for conversion of debt	10	1,918	-	-	-	-	-	1,918
Share-based compensation	10	-	-	-	7,624	-	-	7,624
Net loss and comprehensive loss for the period		-	-	-	-	13,687	(92,831)	(79,144)
Balance at June 30, 2025		191,093	-	1,241	22,129	9,049	(213,052)	10,460

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Operating activities
Net loss for the period		(58,209)	(1,793)	(92,831)	(5,575)
Add (deduct) non-cash items:
Share-based compensation	10	6,773	543	7,624	935
Depreciation and amortization		271	294	559	584
Interest expense		1,122	1,128	2,328	2,551
Income tax expense		(58)	-	34	5
Loss on valuation of embedded derivative liabilities	8(c)	6,942	(79)	9,851	2
Loss on valuation of warrant liabilities		38,084	(515)	63,894	(406)
Unrealized foreign exchange loss		314	364	1,414	1,267
		(4,761)	(58)	(7,127)	(637)
Changes in non-cash working capital
Trade receivables		(395)	(839)	(636)	(27)
Taxes recoverable		(352)	(213)	(206)	(18)
Inventories		(537)	(86)	(876)	1,061
Prepaid expenses and other current assets		(502)	169	(1,439)	169
Deferred financing costs		(2,705)	-	(2,705)	-
Accounts payable and accrued liabilities		(3,744)	(3,370)	(4,321)	(4,875)
Deferred revenues		-	(1)	-	(988)
Net change in non-cash working capital		(8,235)	(4,340)	(10,183)	(4,678)
Other assets		(225)	97	(312)	(107)
Cash flow used in operating activities		(13,221)	(4,301)	(17,622)	(5,422)

Investing activities
Additions to mining assets		(7,069)	(8,862)	(14,871)	(16,230)
Cash flow used in investing activities		(7,069)	(8,862)	(14,871)	(16,230)

Financing activities
Issuance of common shares	10	-	3,436	11,125	6,493
Share issuance costs paid		-	(139)	(772)	(199)
Exercise of stock options		53	-	107	-
Exercise of CDI options		8,172	-	11,478	-
Exercise of warrants		247	-	247	-
Issuance of long-term debt	8	20,378	23,196	29,374	25,213
Repayment of long-term debt		(219)	(21,877)	(354)	(23,056)
Interest paid		(594)	(620)	(1,745)	(1,311)
Cash flow provided by financing activities		28,037	3,996	49,460	7,140

Effect of foreign currency translation on cash		(48)	270	(113)	134

Net increase (decrease) in cash for the period		7,699	(8,897)	16,854	(14,378)
Cash at beginning of period		16,985	16,538	7,830	22,019
Cash at end of period (1)		24,684	7,641	24,684	7,641

Supplemental disclosure with respect to cash flows:
Non-cash investing and financing activites:
Additions to mining assets included in accounts payable				1,714	2,117
Revision in estimate in restoration provision				133	-
Shares issued for conversion of debt				1,591	10,660
Shares issued for settlement of debt				90	-
RSU’s issued				21,733	-
Options exercised on a cashless basis				377	-

(1) Cash includes $9,514 (December 31, 2024 - $2,170) of restricted cash solely for use on the Sangdong tungsten mine project located in Gangwon Province, the Republic of Korea (the “Sangdong Mine”).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

1.	Nature of operations

Almonty is incorporated in Canada. Almonty’s common shares are listed on the Nasdaq Capital Market under the symbol ALM. Almonty’s common shares are also listed on the Toronto Stock Exchange (“TSX”) under the symbol AII, the Australian Securities Exchange under the symbol AII, and the Frankfurt Stock Exchange under the symbol ALI1.

The head office of the Company is located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7. The Company is primarily engaged in the development of the Sangdong Mine, and the Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”) and its molybdenum project with significant inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine. The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue operating for the foreseeable future and will be able to realize a return on its assets and discharge its liabilities and commitments in the ordinary course of its business.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CHESS Depository Interests (“CDIs”), common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All information relating to per common share amounts, issued and outstanding common shares, CDIs, warrants, CDI options, stock options and RSUs in these unaudited condensed consolidated interim financial statements have been adjusted retrospectively to reflect the Share Consolidation. There were 195,860,803 (December 31, 2024, - 176,947,216) common shares issued and outstanding as at June 30, 2025 on a post-consolidated basis.

Management assesses the Company’s ability to continue as a going concern at each reporting date, using quantitative and qualitative information available. As at June 30, 2025, the Company had a working capital deficiency of $13,053 (December 31, 2024 - $30,538). During the six months ended June 30, 2025, the Company secured additional financings totaling $8,543 and received $11,478 in conjunction with the exercise of warrants, CDI options and stock options.

During the six months ended June 30, 2025, the Company received its ninth and final drawdown of US$906 under its US$75,100 project financing with the KfW IPEX-Bank (“KfW”) as well as an additional US$20,000 in conjunction with a cost overrun availability (Note 8 (e)).

Finally, subsequent to June 30, 2025: (i) on July 3, 2025, Almonty effected the Share Consolidation; (ii) on July 15, 2025, Almonty closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$81,700, which common shares commenced trading on the Nasdaq Capital Market under the symbol ALM; and (iii) Almonty received $1,984 in conjunction with the exercise of warrants, CHESS Depository Interest (“CDI”) options and stock options.

The Company’s current forecast indicates that it will have sufficient cash flows from operations and from financings outlined above for at least the next year to continue as a going concern and settle obligations as they come due. The assessment of the Company’s ability to continue as a going concern, by its nature, relies on estimates of future cash flows and other future events, whose subsequent changes would materially impact the validity of such an assessment.

7

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

2.	Statement of compliance

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on August 14, 2025

3.	Basis of preparation and material accounting policies

The basis of presentation and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024 and should be read in conjunction with those statements.

Critical judgements

The preparation of unaudited interim condensed consolidated financial statements requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in Note 2(e) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2024. There have been no significant changes to the areas of estimation and judgment during the six months ended June 30, 2025.

Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual financial statements for the year ended December 31, 2024 as disclosed in Note 2 and Note 3.

Comparative figures

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

4.	Inventories

	June 30,	December 31,
	2025	2024
Stores and fuel	5,867	5,613
Ore and in-process ore	1,594	996
Finished goods - WO3 concentrate	153	129
Current inventories	7,614	6,738
Tailings	33,269	30,982
Total inventories	40,883	37,720

As at June 30, 2025 and December 31, 2024, tailings inventories are classified as long term as these inventories may not be processed within the next year.

8

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

5.	Mining assets

		Mineral Property	Exploration and
	Plant and	Acquisition and	Evaluation
	Equipment	Development Costs	Projects	Total
Cost
Balance at December 31, 2023	60,226	143,227	8,294	211,747
Additions	20,033	22,291	126	42,450
Change in restoration provisions	-	579	-	579
Asset disposals	(2,723)	-	-	(2,723)
Translation adjustment	(1,247)	(4,140)	172	(5,215)
Balance at December 31, 2024	76,289	161,957	8,592	246,838
Additions	15,862	11,618	7	27,487
Change in restoration provisions	-	133	-	133
Asset disposals	(1,460)	-	(37)	(1,497)
Translation adjustment	3,884	8,330	634	12,848
Balance at June 30, 2025	94,575	182,038	9,196	285,809

Accumulated Amortization
Balance at December 31, 2023	10,243	35,823	-	46,066
Amortization	1,498	(9)	-	1,489
Asset disposals	(1,649)	-	-	(1,649)
Translation adjustment	98	(1,032)	-	(934)
Balance at December 31, 2024	10,190	34,782	-	44,972
Amortization	798	244	-	1,042
Asset disposals	(356)	-	-	(356)
Translation adjustment	804	3,817	-	4,621
Balance at June 30, 2025	11,436	38,843	-	50,279

Carrying Value
Balance at December 31, 2024	66,099	127,175	8,592	201,866
Balance at June 30, 2025	83,139	143,195	9,196	235,530

6.	Impairment Loss on Mining Assets

Los Santos Mine

No indicators of impairment or reversal of impairment existed as at June 30, 2025 (December 31, 2024 – none).

Sangdong Mine

No indicators of impairment or reversal of impairment existed as at June 30, 2025 (December 31, 2024 – none).

9

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

7.	Accounts Payable and Accrued Liabilities

	June 30,	December 31,
	2025	2024
Accounts payable	22,482	18,469
Accrued liabilities	12,367	10,677
Total	34,849	29,146

8.	Long-Term Debt

		June 30,	December 31,
		2025	2024
Term and other loans - Euro	(a)	26,366	24,486
Term and other loans - U.S. dollar	(b)	8,186	8,634
Promissory note	(b)	250	250
Convertible debentures	(c)	25,976	27,872
Lease liabilities	(d)	493	210
Mine construction loan facility	(e)	129,896	106,876
		191,167	168,328
Less: current portion		(21,418)	(21,894)
		169,749	146,434
Fair value of derivative liabilities	(c)	11,965	1,121
Deferred financing costs		(10,442)	(11,427)

		171,272	136,128

a)	Term and other loans – Euro

During April 2024, the Company refinanced the Unicredit loan with the KfW, with a total principal amount of EUR14,662. This new loan bears interest at the prevailing secured overnight financing rate (“SOFR”) rate plus 1.9% per annum, with interest payable quarterly and with principal repayable at the maturity date of March 31, 2027.

The Company’s wholly-owned Spanish subsidiary, Daytal Resources Spain, S.L. (“Daytal”) which is the owner of the Los Santos Mine, has Euro-denominated term loan facilities totaling $1,718 (December 31, 2024 - $1,807). The loans are unsecured, have a maturity date of July 2028 (December 31, 2023 – July 2025) and require monthly payments of principal and interest. Of the loans, $57 (December 31, 2024 - $60) have fixed interest rates with a weighted average interest rate as at June 30, 2025 of 1.54% (December 31, 2024 – 1.50%). The remaining $1,661 (December 31, 2024 - $1,747) have floating interest rates, based on varying spreads from Euribor rates. As of June 30, 2025, the weighted average interest rate on these loans was 6.47% (December 31, 2024 – 6.30%).

The Company’s wholly-owned Spanish subsidiary, Valtreixal Resources Spain, S.L. (“VRS”) which owns the Valtreixal Mine has a Euro-denominated term loan with a balance of $715 as of June 30, 2025 (December 31, 2024 - $758). The loan is unsecured, bears interest at 3.75% (December 31, 2024 - 3.75%), with monthly payments of principal and interest until it matures in July 2028 (December 31, 2024 - in July 2028).

10

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

b)	Term and other loans – U.S. dollar

The Company has issued two US$1,000 secured promissory notes in 2017 to Deutsche Rohstoff AG (“DRAG”), an existing shareholder of the Company, both of which had an initial maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024). The notes bear interest at 6.0% per annum, with the accrued interest due on the maturity date. The loans are secured by a pledge of the shares of Woulfe Mining Corp. (“Woulfe”), a wholly-owned direct subsidiary of Almonty (Almonty’s interest in the Sangdong Mine is held by Almonty Korea Tungsten Corporation, which is a wholly-owned direct subsidiary of Woulfe). As at June 30, 2025, the outstanding loan balance was $2,728 (US$2,000) (December 31, 2024 - $2,878 (US$2,000)).

During December 2019, the Company received $250 from DRAG pursuant to a promissory loan which bears interest at the rate of 6.0% per annum which had a maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024).

During January 2020, the Company received $1,320 (US$1,000) from DRAG pursuant to a promissory loan (increased to $3,960 (US$3,000) during fiscal 2022) which bears interest at the rate of 6% per annum and matured during September 2025 (extended to October 31, 2026 during fiscal 2024).

During December 2021, the Company received $1,270 (US$1,000) from DRAG pursuant to a promissory loan which bears interest at the rate of 5.0% per annum with and which had a maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024).

c)	Convertible Debentures

Changes in the balances of the convertible debentures for the six months ended June 30, 2025 and the year ended December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Balance, beginning of period	27,872	32,620
Debentures settled for shares	(1,591)	(5,963)
Debentures revalued, derivative liability component	(1,258)	-
Interest accrued	426	240
Translation adjustment	527	975
Balance, end of period	25,976	27,872

(i)	On January 30, 2018, the Company issued a convertible debenture as part of a debt restructuring with a principal amount of $5,963, with a maturity date of October 31, 2024. The debenture was convertible into common shares of Almonty at $1.35 per common share. The debenture bears interest at a rate of 6.0% per annum, compounding quarterly, payable on the earlier of the maturity date or the date of conversion. The debenture was subject to covenants customary for such facilities and the lender had nominated a member of the Board of Directors. During the year ended December 31, 2024, this debenture, plus related accrued interest, was converted into 6,833,070 common shares of the Company.

11

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(ii)	On December 18, 2018, the Company completed a non-brokered private placement of an unsecured convertible debenture with a principal amount of $2,000, which debenture was acquired by DRAG. The debenture had an initial maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024) and bears interest at a rate of 6.0% per annum, payable at maturity. The Company may elect to convert the debenture into common shares upon the availability to the Company of full funding for the Sangdong Mine at a conversion price equal to the higher of the price per common share in any equity financing completed by the Company after the date of issuance of the debenture and prior to the conversion or the maturity date of the debentures for purposes of financing the Sangdong Mine and $0.942. However, the Company may not convert the debenture if at any time the Company’s common shares trade below $0.942 per common share or if such conversion would result in DRAG holding more than 19.9% of the Almonty’s issued and outstanding common shares.

(iii)	The Company has a $6,000 (December 31, 2024 - $6,000) unsecured convertible debenture outstanding with DRAG, which bears interest at 4.0% per annum, payable at maturity. The debenture (including any accrued and unpaid interest) may be converted by the holder, at its option, into common shares of the Company at an exercise price of $2.175 per common share. The initial maturity date of the loan was September 30, 2024, which was extended to October 31, 2026 during fiscal 2024, with all other terms remaining unchanged.

(iv)	During March 2020, the Company received $2,680 (US$2,000) pursuant to the issuance of a convertible debenture which bears interest at the rate of 7.0%, is convertible at US$0.75 per common share with an initial maturity date of October 31, 2025 (extended to October 31, 2026 during the year ended December 31, 2024). As the convertible debenture is denominated in USD, the instrument contains an embedded derivative liability. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at June 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0.34 years, expected dividend yield of 0%, a risk-free interest rate of 2.59% and an expected volatility of 69.17%. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $884 for the six months ended June 30, 2025.

(v)	During July 2020, the Company completed a non-brokered private placement of a secured convertible bond in the principal amount of $4,592 (EUR3,000). This secured convertible bond matured on July 13, 2023, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 8(c)(x)).

(vi)	During February, 2021, the Company completed a non-brokered private placement of an unsecured convertible bond in the principal amount of $2,288 (EUR1,500). This unsecured convertible bond matured on February 8, 2024, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 8(c)(x)).

(vii)	During November 2021, the Company completed a non-brokered private placement of four unsecured convertible bonds in the principal amounts of $2,302 (EUR1,600) (see refinancing details in Note 8(c)(x)), $1,268 (US$1,000), $144 (EUR100), and $190 (US$150), respectively. These unsecured convertible bonds initially matured on October 31, 2024 (subsequently extended to October 31, 2026 during fiscal 2024), and bear interest at a rate of 5.0% per annum, payable semi-annually, in cash. The outstanding principal amount of the bonds plus any related unpaid accrued interest is convertible into common shares of the Company at the option of the holder at the fixed conversion price of EUR1.05 per common share, US$1.275 per common share, EUR0.75 per common share and US$1.245 per common share, respectively, for the principal and at the conversion price of the greater of (i) EUR1.05 (equivalent to $1.68) and (ii) the Euro equivalent of the volume weighted average price of the common shares of the Company on the TSX for the five trading days immediately preceding the date of conversion for related accrued interest. As the convertible debentures are denominated in Euro and USD, the instruments contain embedded derivative liabilities. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at June 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 1.19 years, expected dividend yield of 0%, a risk-free interest rate of 2.59% and an expected volatility of 68.17%. Accordingly, the Company recognized a loss on valuation of the derivative liabilities in the amount of $289 for the six months ended June 30, 2025.

(viii)	During February 2022, the Company received $1,900 (US$1,500) pursuant to the issuance of a convertible debenture which bears interest at the rate of 5.0% (amended to 7.0% during fiscal 2024), is convertible at US$1.245 per common share (amended to US$0.75 per common share during fiscal 2024) and initially matured October 31, 2024 (extended to October 31, 2026 during fiscal 2024). As the convertible debenture is denominated in USD, the instrument contains an embedded derivative liability. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at June 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0.34 years, expected dividend yield of 0%, a risk-free interest rate of 2.59% and an expected volatility of 69.17%. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $663 for the six months ended June 30, 2025.

(ix)	During June 2022, the Company received $1,288 (US$1,000) pursuant to the issuance of a convertible debenture which bears interest at the rate of 7.0%, was convertible at US$1.26 per common share and matured June 7, 2025. During the six months ended June 30, 2025, this debenture was converted with the issuance of 793,650 common shares of the Company.

12

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(x)	During September 2023, the Company completed the restructuring of three convertible loans with a total principal balance of EUR6,100 (Notes 8(c)(v), 8(c)(vi) and 8(c)(viii)), plus one bond with a principal balance of EUR1,377 (Note 8(a)), with maturity dates ranging between July 2023 and June, 2025, into one new convertible debenture totaling EUR7,900. This new debenture is convertible into common shares of the Company at EUR0.525 per common share, bears interest at the rate of 9.0% per annum (payable quarterly), and matures September 15, 2025. As this convertible debenture is denominated in Euro, the instrument contains an embedded derivative liability. As a result, the Company allocated $11,180 to the liability component and $477 to the derivative liability on issuance. The embedded derivative liability, on issuance, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 1.85 years, expected dividend yield of 0%, a risk-free interest rate of 4.56% and an expected volatility of 69.51%. The embedded derivative liability, as at June 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0.21 years, expected dividend yield of 0%, a risk-free interest rate of 2.59% and an expected volatility of 69.17%. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $4,988 for the six months ended June 30, 2025.

(xi)	The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses which could cause several defaults in the event the Company is in default on any of its loan agreements. As of June 30, 2025, the Company was in compliance with all covenants under its term loans and convertible debentures.

d)	Lease Liabilities

Capital leases relate to certain equipment and vehicles. The leases carry implied interest rates of between 3.47% and 6.04% (December 31, 2024 – 4.06% and 6.46%).

e)	Mine Construction Loan Facility

During July 2022, the Company entered into a US$75,100 senior secured term loan facility with KfW for the financing and construction of the Sangdong Mine and received US$906 during January 2025 (Previous years: US$74,194, including capitalized interest) in conjunction with the ninth and final drawdown on this loan facility. In addition, during the six months ended June 30, 2025, KfW also advanced an additional US$20,000 in conjunction with a cost overrun availability. The loan bears interest at the rate of SOFR plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to commencement of the mine’s ramp-up period.

13

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

f)	Payments are due under the terms of the Company’s loans and leases for each of the following years ending June 30:

Repayment section:
2026	21,096
2027	67,166
2028	18,650
2029	17,253
2030	67,927
192,092
Less: Unamortized discount	(898)
Less: Imputed interest on capital lease obligations	(27)
191,167

g)	Debt Continuity

	June 30,	December 31,
	2025	2024
Balance, beginning of period	168,328	142,995
Cash flows
Issuance of debt	29,374	43,643
Scheduled debt repayments	(858)	(23,608)
Non-cash changes
Conversion of debt with shares	(1,591)	(5,963)
Accrued interest	427	326
Amount reclassified to derivative liability	(1,258)	-
Translation adjustment and other	(3,255)	10,935
Balance, end of period	191,167	168,328
Fair value of derivative liability	11,965	1,121
	203,132	169,449

14

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

9.	Restoration Provision and Other Liabilities

a)	Included in other long-term liabilities are provisions for the future restoration of the Company’s mining properties, in accordance with local requirements, as follows:

Balance at December 31, 2023	22,821
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance at December 31, 2024	24,291
Revisions in estimated cash flows and changes in assumptions	133
Accretion expense	223
Translation adjustment	1,489
Balance at June 30, 2025	26,136

As at June 30, 2025, there is a restoration provision of $21,885 (December 31, 2024 - $20,122) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $23,694 and are to be incurred after the mine ceases production subsequent to 2045. Beralt Tin & Wolfram (Portugal), S.A. (“BTW”) has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 0.35%.

There is a restoration provision of $1,038 (December 31, 2024 - $1,008) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $1,282 and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $288 (€180) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

There is a restoration provision of $3,213 (December 31, 2024 - $3,161) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

b)	Included in other long-term liabilities is $670 (December 31, 2024 - $575) related to employee benefit obligations in respect of government mandated pension plans in Woulfe’s Korean subsidiary and BTW.

15

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

10.	Share Capital

Common Shares

	Number of	Amount
	Shares	$
Authorized - Unlimited number of common shares

Issued and outstanding
Outstanding at December 31, 2023	155,925,779	127,359
Shares issued for cash	12,259,413	8,320
Share issued for settlement of debt	1,875,857	1,572
Shares issued for conversion of debt	6,886,168	9,265
Outstanding at December 31, 2024	176,947,216	146,516
Shares issued for cash	8,906,881	7,288
Shares issued on exercise of options	1,278,689	2,656
Shares issued on exercise of CDI options	7,600,570	32,327
Shares issued on exercise of warrants	146,659	297
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	914,121	1,919
Outstanding at June 30, 2025	195,860,803	191,093

During January 2024, Almonty issued 6,886,167 common shares as settlement of a $9,265 debt.

During February 2024, Almonty issued 1,722,210 common shares as settlement of a $1,395 debt.

During March to May 2024, Almonty issued 3,569,448 common share units for proceeds totaling $2,945 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.11, expiring two years from the date of issuance. The warrants were valued at $651 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.25%; expected volatility – 57.00% - 58.15%; expected life – 2 years; dividend rate – nil.

During March to May 2024, Almonty issued 4,301,075 CDI units for proceeds totaling $3,548 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.26, expiring two years from date of issuance. The warrants were valued at $1,024 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.23%; expected volatility – 57.03% - 61.66%; expected life – 2 years; dividend rate – nil.

16

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During December 2024, Almonty issued 1,333,333 common share units for proceeds totaling $1,640 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $386 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.97%; expected volatility – 53.65%; expected life – 3 years; dividend rate – nil.

During December 2024, Almonty issued 3,055,556 CDI units for proceeds totaling $3,677 (AUD$4,125) in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring three years from the date of issuance. The warrants were valued at $1,140 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.90%; expected volatility – 53.38%; expected life – 3 years; dividend rate – nil.

During December 2024, Almonty issued 153,646 common shares as settlement of a $177 debt.

During January 2025, Almonty issued 5,000,000 CDI units, for proceeds totaling $6,075 (AUD $6,750), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring January 14, 2028. The warrants were initially valued at $1,528 and subsequently revalued at June 30, 2025 at $17,900 (December 31, 2024 - $0).

During January 2025, Almonty issued 1,684,666 common share units for proceeds totaling $2,072 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $585 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.64%; expected volatility – 54.08%; expected life – 3 years; dividend rate – nil.

During February 2025, Almonty issued 2,222,222 CDI units, for proceeds totaling $2,700 (AUD $3,000), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring February 7, 2028. The warrants were initially valued at $972 and subsequently revalued at June 30, 2025 at $3,924 (December 31, 2024 - $nil).

17

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During January 2025, Almonty issued 66,666 common shares as settlement of a $90 debt.

During May 2025, Almonty issued 120,481 common shares upon conversion of an outstanding $216 debenture.

During June 2025, Almonty issued 793,650 common shares upon conversion of an outstanding $1,438 debenture.

Warrants and CDI options

As of June 30, 2025, the outstanding warrants and CDI options, all of which are exercisable, are summarized as follows:

	Number of	Number of	Total Number
	CDI Options	Warrants	of Warrants
Warrants outstanding at December 31, 2023	5,626,363	5,325,114	10,951,477
Warrants issued	7,356,632	4,902,782	12,259,414
Warrants expired	(4,907,408)	(476,190)	(5,383,598)
Warrants outstanding at December 31, 2024	8,075,587	9,751,706	17,827,293
Warrants issued	7,222,222	1,684,667	8,906,889
Warrants exercised	(7,600,586)	(146,667)	(7,747,253)
Warrants expired	-	(1,197,083)	(1,197,083)
Warrants outstanding at June 30, 2025	7,697,223	10,092,623	17,789,846

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.68 - $0.99	3,185,182	1.34	$0.80
$1.00 - $1.50	4,029,443	0.75	$1.11
$1.51 - $1.80	2,877,998	2.54	$1.71
Total Warrants	10,092,623	1.45	$1.18

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.93 (AUD $1.04)	392,157	1.33	$0.93
$1.13 (AUD $1.26)	2,319,333	0.83	$1.13
$1.68 (AUD $1.88)	4,985,733	2.55	$1.68
Total CDI Options	7,697,223	1.97	$1.48

18

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Incentive Stock Options

Under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) and the Company’s Third Amended and Restated Incentive Stock Option Plan (which was superseded and replaced by the Omnibus Plan), the Company can grant stock options to directors, officers, employees and consultants for common shares of Almonty. Under the Omnibus Plan, the exercise price of a stock option may not be less than the closing market price during the trading day immediately preceding the date of the grant of the stock option, less any applicable discount allowed by the TSX. Stock options can be granted for a maximum term of 15 years and vest at the discretion of the Board of Directors. The Omnibus Plan was approved by Almonty’s shareholders at its Annual and Special Meeting of Shareholders held on April 30, 2025. The Company’s stock options do not include CDI options.

As of June 30, 2025, the outstanding stock options are summarized as follows:

Number of
Stock Options
Options outstanding at December 31, 2023	11,383,334
Options granted	3,803,334
Options expired	(666,667)
Options outstanding at December 31, 2024	14,520,001
Options granted	2,364,667
Options exercised	(986,712)
Options outstanding at June 30, 2025	15,897,956

			Weighted Average	Weighted Average
Range of	Number	Number	Remaining	Exercise
Exercise Prices	Outstanding	Exercisable	Contractual Life	Price
$ 0.50 - $1.00	6,333,317	6,333,317	3.50	$0.82
$ 1.01 - $2.00	7,366,642	7,034,201	2.24	$1.30
$ 2.01 - $ 3.86	2,197,997	2,197,997	4.79	$3.57
	15,897,956	15,565,515	3.09	$1.42

During January 2024, the Company granted 666,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.84 per common share. The grant resulted in the recording of share-based compensation expense of $312. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

19

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During May 2024, the Company granted 850,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.99 per common share. The grant resulted in the recording of share-based compensation expense of $312. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

During July 2024, the Company granted 2,020,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.99 per common share. The grant resulting in the recording of share-based compensation expense of $1,104. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.49%, volatility of 61.75% based on historical volatility, expected life of five years, and no expected dividend yield.

During August 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.028 per common share. The grant resulting in the recording of share-based compensation expense of $86. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.98%, volatility of 61.38% based on historical volatility, expected life of five years, and no expected dividend yield.

During November 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.22 per common share. The grant resulting in the recording of share-based compensation expense of $98. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.10%, volatility of 61.51% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 166,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.79 per common share. The grant resulting in the recording of share-based compensation expense of $204. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.66%, volatility of 60.54% based on historical volatility, expected life of five years, and no expected dividend yield.

20

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During February 2025, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $2.87 per common share. The grant resulting in the recording of share-based compensation expense of $206. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.76%, volatility of 61.48% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 348,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest over three years and are exercisable for a period of five years from the grant date at $2.83 per common share. The grant resulting in the recording of share-based compensation expense of $71. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.69%, volatility of 60.34% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 100,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $2.43 per common share. The grant resulting in the recording of share-based compensation expense of $120. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.72%, volatility of 60.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During April 2025, the Company granted 1,616,664 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $3.86 per common share. The grant resulting in the recording of share-based compensation expense of $3,302. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.67%, volatility of 62.20% based on historical volatility, expected life of five years, and no expected dividend yield.

Restricted Share Units

RSUs granted under the Company’s Restricted Share Unit Plan (“RSU Plan”) or Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. RSUs issued were valued based on the value of the underlying shares at the date of issuance.

As of June 30, 2025, the outstanding RSUs, are summarized as follows:

Number of RSUs
RSUs, December 31, 2023	1,166,667
RSUs granted	1,400,000
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,342,267
RSUs settled	(542,273)
RSUs outstanding at June 30, 2025	3,366,661

21

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

			Weighted Average	Weighted Average
Range of	Number	Number	Remaining	Exercise
Exercise Prices	Outstanding	Vested	Contractual Life	Price
$ 0.78 - $ 1.50	2,566,663	1,926,115	1.29	$1.09
$ 1.51 - $ 3.51	733,332	399,999	2.76	$3.28
$ 3.52 - $ 4.48	66,666	66,666	2.95	$4.48
	3,366,661	2,392,780	1.64	$1.63

During the six months ended June 30, 2025, the Company granted 1,342,267 RSUs to directors of the Company pursuant to the RSU Plan. The value of the RSUs granted was based on the value of the underlying shares at the date of issuance. The grant resulted in the recording of share-based compensation of $3,030 during the six months ended June 30, 2025.

11.	Warrant Liabilities

Under IFRS, certain warrants are treated as a derivative liability because these were denominated in currencies other than the Company’s functional currency of Canadian dollars and, accordingly, the Company was not able to demonstrate that it met the “fixed for fixed” criterion per IAS 32, Financial Instruments: Presentation. As a result, at the balance sheet date, these warrants issued as part of a unit private placement must be recorded at their fair value.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from $0.91 per common share (pre-consolidation) at December 31, 2024, to $4.48 per common share (pre-consolidation) at June 30, 2025, has resulted in the recognition of loss of $63,894 (2024 – $406) in the statement of operations and comprehensive loss for the six months ended June 30, 2025.

Changes in the balance of the warrant liabilities for the six months ended June 30, 2025 and year ended December 31, 2024 are summarized as follows:

	June 30,	December 31,
	2025	2024
Balance, beginning of period	5,154	958
CDI options issued	2,500	2,165
CDI options exercised	(20,849)	-
Fair Value revaluation on exercise of CDI options	6,885	-
Fair Value revaluation on CDI options at end of period	57,009	2,031
Balance, end of period	50,699	5,154

22

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The fair value of the warrants outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2025	2024
Stock Price	$4.48	$0.91
Exercise Price	$1.33	$0.72
Expected life	1.86 years	1.99 years
Risk-free interest rate	2.59%	2.93%
Expected volatility	69.17%	53.23%
Expected dividends	nil	nil

12.	Income Taxes

The major components of income tax expense for the six months ended June 30, 2025 and 2024:

	June 30,	June 30,
	2025	2024
Tax expense applicable to:
Current	(34)	(5)
Income tax expense	(34)	(5)

The Company has the following non-capital tax losses that expire in the years indicated:

	Canada	Spain	Portugal	Korea
	CAD	EUR	EUR	CAD
2025	2,092	-	-	-
2026	3,625	-	-	-
2027	2,260	-	-	-
2028	1,974	-	-	39
2029	-	286	-	24
2030	16	-	-	1,790
2031	473	-	-	1,772
2032 or later	57,974	18,341	7,384	29,344
Non-Capital losses in local currency	68,414	18,627	7,384	32,969
Non-Capital losses in CAD	68,414	29,859	11,837	32,969
Total Non-Capital losses in CAD				143,079

23

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

13.	Employee Compensation

The Company incurred costs of $11,576 with respect to the costs of employee compensation and benefits for the three months ended June 30, 2025 (three months ended June 30, 2024 - $5,628).

14.	Segment Information

The Company’s operations are segmented on a regional basis and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments has been defined as the Chief Executive Officer.

Management monitors the business of the Company as a single commodity segment, whose operations relate to the exploration and mining of tungsten across three geographical locations: the Iberian Peninsula (Spain and Portugal); Australia (2018); and the Republic of Korea.

For management reporting purposes, the Company is organized into business units based on its products and activities, and has four reportable operating segments, as follows:

●	The Los Santos Mine located in Spain whose operations relate to the exploration and mining of tungsten that is ultimately sold as tungsten concentrate;

●	The Panasqueira Mine located in Covilha Castelo Branco, Portugal whose operations relate to the exploration and mining of tungsten which is ultimately sold as tungsten concentrate, as well as the production of copper and tin concentrate by-products that are sold as concentrate;

●	The Valtreixal Mine located in Spain whose operations relate to the exploration and evaluation activities of the Valtreixal tin/tungsten project; and

●	Woulfe, whose properties are located in Gangwon Province, Republic of Korea, and whose operations relate primarily to the development of the Sangdong Mine.

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on income (losses) from mining operations and is measured consistently with income (losses) from mining operations in the consolidated financial statements.

The accounting policies used by the Company in reporting segments internally are the same as those contained in Note 3.

Segmented information for the three and six months ended June 30, 2025 and 2024 is as follows:

Six months ended June, 30, 2025
	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasquiera Mine	Corporate	Consolidated
Revenue	-	-	26	15,074	-	15,100
Production costs	-	-	-	14,169	-	14,169
Care and maintenance costs	564	-	-	-	-	564
Depreciation and amortization	10	-	-	549	-	559
(Loss) earnings from mining operations	(574)	-	26	356	-	(192)

Expenses
General and administrative	299	2	(109)	860	6,442	7,494
Interest expense	47	-	-	-	2,281	2,328
Share-based compensation	-	-	-	-	7,624	7,624
Foreign exchange (gain) loss	(1)	2	-	316	1,097	1,414
Loss on valuation of embedded derivative liabilities	-	-	-	-	9,851	9,851
Loss on valuation of warrant liabilities	-	-	-	-	63,894	63,894
(Loss) income before income taxes	(919)	(4)	135	(820)	(91,189)	(92,797)

Capital expenditures	-	7	26,650	883	-	27,540

24

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

As at June 30, 2025
Assets
Current	1,208	92	15,515	8,449	18,028	43,292
Non-current	33,705	9,196	200,253	29,151	-	272,305
Total Assets	34,913	9,288	215,768	37,600	18,028	315,597
Total Liabilities	3,180	1,686	133,315	30,913	136,043	305,137

As at December 31, 2024
Assets
Current	1,101	117	6,111	7,976	5,271	20,576
Non-current	31,397	8,592	168,942	26,842	-	235,773
Total Assets	32,498	8,710	175,052	34,818	5,271	256,349
Total Liabilities	3,845	1,728	107,209	26,799	77,695	217,276

Three months ended June 30, 2025
	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasquiera Mine	Corporate	Consolidated
Revenue	-	-	11	7,181	-	7,192
Production costs	-	-	-	7,581	-	7,581
Care and maintenance	284	-	-	-	-	284
Depreciation and amortization	5	-	-	266	-	271
(Loss) earnings from mining operations	(289)	-	11	(666)	-	(944)

Expenses
General and administrative	151	1	7	281	3,648	4,088
Interest expense	22	-	-	-	1,100	1,122
Share-based compensation	-	-	-	-	6,773	6,773
Foreign exchange (gain) loss	-	-	-	257	57	314
Loss on valuation of embedded derivative liabilities	-	-	-	-	6,942	6,942
Loss on valuation of warrant liabilities	-	-	-	-	38,084	38,084
Income (loss) before income taxes	(462)	(1)	4	(1,204)	(56,603)	(58,267)

Capital expenditures	-	-	16,311	372	-	16,683

25

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

June 30, 2024	Los Santos	Valtreixal	Woulfe	Panasquiera	Corporate	Consolidated
Revenue	-	-	-	7,938	-	7,938
Production costs	-	-	-	6,169	-	6,169
Care and maintenace costs	264	-	-	-	-	264
Depreciation and amortization	5	-	-	289	-	294
Earnings (loss) from mining operations	(269)	-	-	1,480	-	1,211

Expenses
General and administrative	286	4	28	520	695	1,533
Interest expense	33	-	-	-	1,095	1,128
Share-based compensation	-	-	-	-	543	543
Foreign exchange loss	(7)	-	5,268	(5,225)	358	394
Financing fees	-	-	-	-	-	-
Gain on valuation of embedded derivative liabilities	-	-	-	-	(79)	(79)
Gain (loss) on valuation of warrant liabilities	-	-	-	-	(515)	(515)
Income (loss) before income taxes	(580)	(4)	(5,296)	6,185	(2,097)	(1,793)

Capital expenditures	-	20	6,279	61	-	6,360

Information by geographical region is as follows:

	Revenue		Non-current Assets
Country	Six months ended June, 30, 2025	Six months ended June, 30, 2024	June, 30, 2025	December 31, 2024
Portugal	15,074	15,762	29,151	26,842
Spain	-	-	42,901	39,989
South Korea	26	-	200,253	168,942
Total	15,100	15,762	272,305	235,773

15.	Financial Instruments, and Financial Risk Management Objectives and Policies

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

The carrying value of cash, trade receivables and accounts payable and accrued liabilities approximates their fair value due to their short terms to maturity. The accounts receivable associated with provisional pricing arrangements are a Level 2 fair value estimate and are valued based upon observable WO3 forward prices as of the reporting date. The fair value of long-term debt is a Level 2 fair value estimate and is not materially different from the carrying value based on current market rates of interest, or interest rates set at relatively short time intervals.

Financial Risk Management Objectives and Policies

The Company’s principal financial instruments comprise cash deposits and long-term debt.

The main purpose of these instruments is to provide cash flow funding for the operations of Almonty and its subsidiaries. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

26

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Interest rate risk

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $155,954 is subject to floating interest rates and $35,213 is subject to fixed interest rates. A portion of the floating-rate debt totaling $26,006 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (“EURIBOR”). A change of 100 basis points (1.0%) in the EURIBOR would result in a $260 change in annual interest costs. The remaining floating rate debt of $102,579 is based on a fixed spread over the three-month SOFR. A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,026 change in annual interest costs. All figures provided in this risk factor are as at June 30, 2025.

Foreign currency risk

Fluctuations in foreign currency exchange rates may adversely affect the Company’s results of operations.

The Company’s operating results and cash flow are significantly affected by changes in exchange rates. Almonty’s wholly owned subsidiary BTW operates in Portugal, which uses Euros (€) as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company, and the Company may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency. Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (Canadian dollars (C$), United States dollars (US$), Euros (€) and Korean Won (KRW)).

The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2020 to December 31, 2024, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.45 per US$1.00 to a low of C$1.20 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

In addition, the majority of the Company’s operating costs at the Panasqueira Mine as well as the care and maintenance costs at the Los Santos Mine are incurred in Euros, and a significant portion of development costs at the Sangdong Mine are incurred in KRW. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. The Company may engage in mitigating transactions to limit its exposure to such risks, but there can be no assurance that any mitigating strategy will, if entered into, be successful. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

27

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The Company’s Canadian dollar functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Cash and cash equivalents	US$	457
Cash and cash equivalents	AUS$	8,030
Cash and cash equivalents	EURO	6,331
Accounts payable and accrued liabilities	US$	6,304
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	9,728
Long-term debt	US$	115,987
Long-term debt	EURO	36,256

A 5.0% change in the value of the C$ relative to the above currencies would change net income for the six months ended June 30, 2025 by approximately $8,093.

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Trade receivables	US$	992

A 5.0% change in the value of the Euro relative to the above currencies would change net income for the six months ended June 30, 2025 by approximately $50.

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Long-term debt	US$	129,897

A 5.0% change in the value of the Korean Won relative to the above currencies would change net income for the six months ended June 30, 2025 by approximately $6,495.

28

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Credit risk

The Company deposits surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include a non-interest-bearing promissory note and deposits. The carrying value of the cash and cash equivalents, trade receivables, restricted cash, promissory notes and deposits totaling $28,300 represents Almonty’s maximum exposure to credit risk.

Liquidity risk

As of December 31, 2024, Almonty had cash and cash equivalents of approximately $7,800 (including $2,170 of restricted cash solely for use on the Sangdong Mine development project) and total liabilities of approximately $217,200, including $151,200 of secured debt and $14,800 of unsecured convertible debentures.

As at June 30, 2025, the Company held cash and cash equivalents of approximately $24,684 (of which $9,514 represented cash restricted for use for the development of the Sangdong Mine) and a working capital deficiency of $13,053 (December 31, 2024 - $30,538). Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of June 30, 2025, Almonty had approximately $21,418 in long-term debt maturing by the end of 2025.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2025 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

29

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Contractual undiscounted cash flow requirement for financial liabilities as at June 30, 2025 are as follows:

	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Accounts payable and accrued liabilities	34,849	-	-	-	34,849
Term and other loans - Euro	1,091	25,193	83	-	26,367
Term and other loans - US dollar	-	8,186	-	-	8,186
Promissory note	-	250	-	-	250
Convertible debentures	12,432	14,469	-	-	26,901
Lease liabilities	129	254	110	-	493
Mine construction facility	7,445	37,465	32,933	52,054	129,897

16.	Capital Management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure (composed of shareholders’ equity and net debt) and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, Almonty may initiate dividend payments to shareholders, return capital to shareholders, repurchase issued shares or issue new shares. Almonty is not exposed to any externally imposed capital requirements.

17.	Commitments and Contingent Liabilities

Daytal owns the Los Santos Mine, near the town of Los Santos, Salamanca in western Spain. Daytal rents the land where the Los Santos Mine is located from local property owners and municipalities. The leases range from ten to 25 years and have expiry dates in 2032. On all leases greater than ten years, Daytal has the right to terminate the leases under certain circumstances without penalty. Annual lease commitments total approximately $393 payable throughout the year on the anniversary dates of the individual leases.

The mining license for the Los Santos Mine was granted in September 2002 for a period of 30 years and is extendable for 90 years. Daytal pays minimal land taxes and there are no other royalty payments associated with the license. The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal.

The Company’s operations are subject to other claims and lawsuits from time to time, including any claims related to suppliers, employees or other parties. However, these are not expected to result in a material impact on the financial statements.

30

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended June 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

18.	Related Party Transactions

For the six months ended June 30, 2025, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer and members of the Board of Directors totaling $1,683 (2024 - $678).

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former Chief Executive Officer is a member of the Board of Directors of the Company. In addition to the transactions disclosed in notes 8(b) and 8(c), $496 was accrued on the DRAG loans during the six months ended June 30, 2025 (2024 - $435). As of June 30, 2025, there is $5,635 (December 31, 2024 - $5,139) as unpaid interest and included in accounts payable and accrued liabilities.

19.	Subsequent Events

Subsequent to June 30, 2025, the Company entered into the following transactions:

a)	On July 3, 2025, Almonty effected the Share Consolidation and its common shares commenced trading on a post-consolidated basis on July 7, 2025;

b)	On July 15, 2025, Almonty closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$81,700, which common shares commenced trading on the Nasdaq Capital Market under the symbol ALM; and

c)	The Company received $1,984 in conjunction with the exercise of warrants, CDI options and stock options.

31